UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited (“MakeMyTrip”) is incorporating by reference the information set forth in this Form 6-K into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Information

Notice of Special Meeting and Proxy Statement

Attached hereto as Exhibit 99.1 is a notice of special meeting of shareholders and proxy statement of MakeMyTrip to all shareholders of record as of November 21, 2016, notifying shareholders of a special meeting to be held on December 9, 2016, and attached as Exhibit 99.2 is the form of proxy for the special meeting.

Clarification on Certain Data in Proxy Statement

MakeMyTrip is incorporating by reference the following clarification into the proxy statement attached hereto as Exhibit 99.1, and such clarification shall be subject to the special note regarding forward-looking statements set forth in the section of the proxy statement titled “Special Note Regarding Forward-Looking Statements.”

In the section of the proxy statement titled “Recommendation of the Board of Directors and Reasons for the Transaction – Reasons for the Transaction,” MakeMyTrip disclosed that it had 3.0 million transactions for the fiscal year ended March 31, 2016 in the hotels and packages segment with a footnote stating that this value is “inclusive of MakeMyTrip international standalone hotel transactions.” To clarify this disclosed value and footnote, for the fiscal year ended March 31, 2016, MakeMyTrip had 3.0 million transactions in the standalone hotels segment and 3.1 million transactions in the collective hotels and packages segment.

Similarly, MakeMyTrip also disclosed in the same section of the proxy statement that the pro forma combined company had 6.6 million transactions for the fiscal year ended March 31, 2016 in the hotels and packages segment with a footnote stating that this value is “inclusive of MakeMyTrip international standalone hotel transactions.” To clarify this disclosed value and footnote, for the fiscal year ended March 31, 2016, the pro forma combined company had 6.6 million transactions in the standalone hotels segment and 6.7 million transactions in the collective hotels and packages segment.

Where to Find Additional Information

MakeMyTrip is a foreign private issuer. As such, MakeMyTrip’s proxy statement and other proxy materials with respect to the proposed transaction will not be subject to preliminary review and comment by the United States Securities and Exchange Commission (“SEC”). Accordingly, MakeMyTrip’s proxy materials have not been reviewed by the SEC and may not have all of the disclosures required to be included under the SEC’s rules that apply to U.S. domestic issuers. The proxy statement contains risk factor disclosure alerting its shareholders of the foregoing.

Shareholders are urged to carefully read the proxy statement, any information and documents incorporated by reference therein and any other relevant documents submitted or filed with the SEC when they become available, because they contain important information about MakeMyTrip and the proposed transaction. Copies of the proxy statement, any information and documents incorporated by reference therein and other documents submitted or filed by MakeMyTrip with the SEC are available at the website maintained by the SEC at www.sec.gov. Copies of such filings also can be obtained, without charge, by directing a request to Jonathan Huang, Vice President – Investor Relations at Jonathan.Huang@makemytrip.com or +1 (917) 769-2027.

Participants in the Solicitation

MakeMyTrip and its directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction from the shareholders of MakeMyTrip. Information about the directors and executive officers of MakeMyTrip is set forth in MakeMyTrip’s annual report on Form 20-F, which was filed with the SEC on June 14, 2016. Shareholders may obtain additional information regarding the interests of MakeMyTrip and its directors and executive officers in the proposed transaction, which may be different than those of MakeMyTrip’s shareholders generally, by reading the proxy statement (including all information and documents incorporated by reference therein) attached hereto as Exhibit 99.1.

Exhibits

99.1	Notice of Special Meeting of Shareholders and Proxy Statement

99.2	Form of Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2016

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Notice of Special Meeting and Proxy Statement

99.2	Form of Proxy